
April 18, 2024

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

> **Re: FatPipe, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 4, 2024**
> **CIK No. 0001993400**

Dear Bhaskar Ragula:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 4, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 31

1. We note you revised your disclosures in response to prior comment 6 to clarify that contract receivables are "transferred" to accounts receivable upon invoicing. Please make similar revisions here where you continue to indicate that contract receivables are "amortized monthly."

Non-GAAP Financial Measures, page 35

2. Please revise to clarify what the footnote to adjusted EBITDA, which you identify with an asterisks (*), is intended to convey or remove.

Note 1. Summary of Business and Significant Accounting Policies
(B) Significant Accounting Policies
Revenue Recognition, page F-8

3.   We note your response and revised disclosures to prior comment 5. Please revise your disclosures that state revenue is recognized upon transfer of control of the "equipment." In this regard, to the extent you are delivering both equipment and software, revise to indicate as such. Similar revisions should be made to your discussion of unbilled receivables. In addition, tell us whether you enter into hosting arrangements in which the customer does not have the contractual ability to take possession of the software at any time during the hosting arrangement. If so, tell us how you account for such arrangements and specifically address how you considered the guidance in ASC 606-10-55-54(a).

4.   Your discussion of product revenue refers to the customer's use of product and associated services for the contract term. Describe for us the services referenced in your product revenue discussion and explain how they differ from the services provided under your Services Agreements (i.e. software upgrades, technical support and hardware warranty). To the extent the Service Agreements are part of the product arrangement, revise to clarify whether the terms for the software license and services differ in such arrangements. In this regard, you refer to terms of 36 to 60 months in your product discussion and 12 months in your service discussion. Also, revise to clarify when you invoice for services under the Service Agreement (i.e. up-front, monthly, etc.). Lastly, revise to include the disclosures required by ASC 606-10-50-8 as it relates to your deferred revenue.

5.   You state in your response to prior comment 7 that you revised your disclosures to describe the methods and assumptions used to determine standalone selling price. We further note the revisions on page F-9 where you state that you "assess relevant contractual terms in our customer contracts to determine the standalone selling price for each performance obligation," This revision does not describe the methods and assumptions used in determining standalone selling price as requested by our comment. Please revise and ensure your accounting complies with the guidance in ASC 606-10-32-32 to 32-35. Also, describe each of the performance obligations (i.e. software, equipment, services, etc.) in your arrangements with multiple performance obligations.

Concentration, page F-17

6.   We note your response and revised disclosures to prior comment 1. In your response, please provide us with a breakdown of revenue by geographic region for each period presented and revise to include the information required by ASC 280-10-50-41, as applicable.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bhaskar Ragula